QUARTERLY CONSOLIDATED STATEMENTS OF INCOME (CHGAAP)(without the mobile business)
(Millions of Ch$ as of September 30, 2005)

	JAN-SEP	IQ	IIQ
	2004	2004	2004
Operating revenues	443,343	145,143	146,931
Operating costs	-359,832	-119,512	-121,521
OPERATING INCOME	83,511	25,631	25,410
Operating Margin	18.8%	17.7%	17.3%
EBITDA	231,530	75,854	74,252
EBITDA Margin	52.2%	52.3%	50.5%

Última actualización 03/11/05
Por Telefónica CTC Chile